SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

KORE Group Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

50066V 107

(CUSIP Number)

Cerberus Telecom Acquisition Holdings, LLC

875 Third Avenue

New York, NY 10022

(212) 521-8495

with a copy to:

Rod Miller, Esq.

Paul Denaro, Esq.

Milbank LLP

55 Hudson Yards

New York, NY 10001

(212) 891-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50066V 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cerberus Telecom Acquisition Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,970,342 shares of Common Stock(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,970,342 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,970,342 shares of Common Stock(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IA

[1]	Inclusive of 272,779 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
[2]	Inclusive of 272,779 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
[3]

Percentage beneficial ownership is based on 72,128,034 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), outstanding as of September 30, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2021.

CUSIP NO. 50066V 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank Bruno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,970,342 shares of Common Stock(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,970,342 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,970,342 shares of Common Stock(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(6)
14	TYPE OF REPORTING PERSON (See Instructions) IN

[4]	Inclusive of 272,779 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
[5]	Inclusive of 272,779 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
[6]

Percentage beneficial ownership is based on 72,128,034 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), outstanding as of September 30, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2021.

CUSIP NO. 50066V 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,970,342 shares of Common Stock(7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,970,342 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,970,342 shares of Common Stock(8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(9)
14	TYPE OF REPORTING PERSON (See Instructions) IN

[7]	Inclusive of 272,779 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
[8]	Inclusive of 272,779 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
[9]

Percentage beneficial ownership is based on 72,128,034 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), outstanding as of September 30, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2021.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of KORE Group Holdings, Inc., a Delaware corporation (the “Issuer” or “KORE”). KORE’s principal executive offices are located at 3700 Mansell Road, Suite 300, Alpharetta, GA 30022.

The Reporting Persons (as defined below) beneficially own an aggregate of 6,970,342 shares of Common Stock (the “Subject Shares”). The Subject Shares represent approximately 9.7% of the issued and outstanding Issuer’s Common Stock, outstanding as of September 30, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2021.

Item 2.	Identity and Background

(a) This Schedule 13D is being jointly filed by the following persons:

(i)	Cerberus Telecom Acquisition Holdings, LLC, a Delaware limited liability company (“Cerberus”);

(ii)	Frank Bruno, a United States citizen; and

(iii)	Stephen Feinberg, a United States citizen.

The foregoing persons are collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) Residence or business address of the Reporting Persons: c/o Cerberus Telecom Acquisition Holdings, LLC, 875 Third Avenue, New York, NY 10022.

(c) Principal occupation or employment and the name, principal place of business and address of any corporation or other organization in which such employment is conducted:

(i)	Cerberus’s principal business is to serve as investment advisor to certain affiliated investment funds;

(ii)	Mr. Bruno’s principal occupation is to serve as managing member of Cerberus; and

(iii)	Mr. Feinberg’s principal occupation is to serve as managing member of Cerberus.

The principal business address for each of the Reporting Persons is c/o Cerberus Telecom Acquisition Holdings, LLC, 875 Third Avenue, New York, NY 10022.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

(i) Cerberus – Delaware;

(ii) Mr. Bruno – United States; and

(iii) Mr. Feinberg – United States.

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Persons received the shares of common stock reported in this Schedule 13D as a result of the closing of the Business Combination (as defined below).

Prior to the Business Combination, on September 10, 2020, Cerberus paid $25,000 to cover certain expenses on behalf of CTAC in exchange for the issuance of 11,500,000 CTAC Class B ordinary shares, par value $0.0001. On October 16, 2020, Cerberus effected a surrender of 2,875,000 founder shares to CTAC for no consideration. On October 21, 2020, Cerberus effected a surrender of an additional 1,437,500 founder shares to CTAC, for no consideration, resulting in a decrease in the total number of CTAC Class B ordinary shares outstanding to 7,187,500 shares. Cerberus agreed to forfeit up to 937,500 founder shares to the extent that the over-allotment option was not exercised in full by the underwriters. The forfeiture was adjusted to the extent that the over-allotment option was not exercised in full by the underwriters so that the founder shares would represent 20.0% of CTAC’s issued and outstanding shares, excluding the private placement shares after the CTAC IPO. On November 10, 2020, the underwriters partially exercised the over-allotment option and purchased an additional 916,900 units, and on December 7, 2020, as a result of the remaining over-allotment option expiring unexercised, 708,275 founder shares were forfeited resulting in 6,479,225 founder shares issued and outstanding.

Simultaneously with the closing of the initial public offering of CTAC, CTAC consummated the private placement of 800,000 private placement units at a price of $10.00 per private placement unit, generating total gross proceeds of $8,000,000. The private placement units (including the private placement shares, the private placement units and CTAC Class A ordinary shares issuable upon exercise of such units) were not be transferable or salable until 30 days after the completion of the Business Combination, and are further subject to the twelve month lock up period. On November 10, 2020, simultaneously with the sale of the over-allotment units, CTAC consummated a private sale of an additional 18,338 private placement units with Cerberus, generating gross proceeds of $183,380. Each private placement unit consisted of one Class A ordinary share, and one-third of one redeemable warrant. Each whole private placement warrant underlying the private placement units was exercisable for one whole Class A ordinary share at a price of $11.50 per share.

On March 12, 2021, CTAC, King Pubco, Inc. (“Pubco”), a Delaware corporation and wholly owned subsidiary of Cerberus, King Corp Merger Sub, Inc. (“Corp Merger Sub”), a Delaware corporation and direct, wholly owned subsidiary of Cerberus, King LLC Merger Sub, LLC (“LLC Merger Sub”), a Delaware limited liability company and direct, wholly owned subsidiary of Pubco, and Maple Holdings Inc. (“KORE”), a Delaware corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the Merger Agreement, the parties thereto entered into a business combination transaction (the “Business Combination”) pursuant to which, among other things, (i) CTAC merged with and into LLC Merger Sub, a subsidiary of Pubco (the “Pubco Merger”), with LLC Merger Sub being the surviving entity of the Pubco Merger and Pubco as parent of the surviving entity, (ii) immediately prior to the First Merger (as defined below), Cerberus contributed 100% of its equity interests in Corp Merger Sub to Pubco (the “Corp Merger Sub Contribution”), as a result of which Corp Merger Sub became a wholly owned subsidiary of Pubco, (iii) following the Corp Merger Sub Contribution, Corp Merger Sub merged with and into KORE (the “First Merger”), with KORE being the surviving corporation of the First Merger; and (iv) immediately following the First Merger and as part of the same overall transaction as the First Merger, KORE merged with and into LLC Merger Sub (the “Second Merger” and together with the Pubco Merger, the Corp Merger Sub Contribution, and the First Merger, the “Business Combination”), with LLC Merger Sub being the surviving entity of the Second Merger and Pubco being the sole member of LLC Merger Sub.

On September 29, 2021, in connection with the closing of the Business Combination, each Class A ordinary share of CTAC, Class B ordinary share of CTAC and warrant of CTAC outstanding immediately prior to the Pubco Merger automatically converted into securities of Pubco on a one-to-one basis.

Following the conversion of the Class A ordinary shares of CTAC, Class B ordinary shares of CTAC and warrants of CTAC as a result of the closing of the Business Combination, Cerberus received 6,697,563 shares of Common Stock of Pubco and 272,779 of Pubco’s warrants.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Common Stock and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) and (b) Information about the number and percentage of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

(c) Except as described in Item 3 to this Schedule 13D, during the past 60 days, none of the Reporting Persons has effected any transactions in the Common Stock.

(d) No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated by reference in its entirety into this Item 6.

Investor Rights Agreement

On September 30, 2021, the Issuer entered into the Investor Rights Agreement with Cerberus and other parties thereto.

Board Designations

Pursuant to the Investor Rights Agreement, Cerberus has the right to designate two board representatives and up to three independent directors. Accordingly, Cerberus appointed (i) one designee to the Board, which term shall expire immediately following PubCo’s 2021 annual meeting of stockholders at which directors are elected, and (ii) one designee to the Board, which term shall expire immediately following PubCo’s 2023 annual meeting of stockholders at which directors are elected.

Registration Rights

Pursuant to the terms of the Investor Rights Agreement, the Issuer is obligated to file a registration statement to register the resale of certain securities of the Issuer held by Cerberus. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, Cerberus may demand at any time or from time to time, that the Issuer file a registration statement on Form S-1, or any similar long-form registration statement, or if available, on Form S-3 to register the shares of Common Stock of the Issuer held by Cerberus. The Investor Rights Agreement also provides Cerberus with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Lock-up Provision

The Investor Rights Agreement further provides for the Issuer’s Common Stock held by the Holders (as defined in the Investor Rights Agreement) to be locked-up for 12 months after the closing of the Business Combination.

The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the Investor Rights Agreement which is filed as Exhibit 2 to this Schedule 13D and incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated as of October 12, 2021, by and among the Reporting Persons.

2	Investor Rights Agreement, dated as of September 30, 2021 by and among the Issuer and the holders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on September 30, 2020)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2021

CERBERUS TELECOM ACQUISITION HOLDINGS, LLC

By:	/s/ William Kloos
Name: William Kloos
Title: Secretary

FRANK BRUNO

By:	/s/ William Kloos
Name: William Kloos
Title: Attorney-in-Fact

STEPHEN FEINBERG

By:	/s/ William Kloos
Name: William Kloos
Title: Attorney-in-Fact